UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Required Pursuant To
Rule 14f-1 Under The Securities Exchange Act Of 1934

October 4, 2007
(Date of Report)

Carter Acquisition Corp. I
(Exact name of registrant as specified in its charter)

Delaware	000-52305	83-0465055
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employee Identification No.)

 c/o Carter Securities, LLC, 767 Third Avenue, 27th Floor, New York, NY 10017
(Address of principal executive offices)

(212) 989-6899
(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being mailed to holders of record of shares of common stock, par value $.0001 per share (the “Carter Common Stock”), of Carter Acquisition Corp. I, a Delaware corporation (“Carter” or the “Company”), as of October 4, 2007, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF CARTER’S STOCKHOLDERS PROXIES WHICH, FOR THE AVOIDANCE OF DOUBT, ARE NOT BEING SOLICITED.

No action is required by the stockholders of Carter in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the delivery to Carter’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders) in connection with transactions such as the Merger (defined hereafter). Accordingly, the resulting change in a majority of Carter’s directors will not occur until at least 10 days following the delivery of this Information Statement. This Information Statement will be first delivered to Carter’s stockholders of record on October 4, 2007.

Voting Securities

As of October 1, 2007, we had 4,000,000 shares of Carter Common Stock and no shares of any other voting or non-voting class or series of capital stock issued and outstanding. Each share of Carter Common Stock is entitled to one vote.

Please read this Information Statement carefully. It describes the terms of the Merger and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger. The terms of the Merger and related matters described in this Information Statement are merely a summary of the currently anticipated terms thereof and are subject to change. Upon the consummation of the Merger, we expect to file a Current Report on Form 8-K. The description of the Merger and related matters described in this Information Statement are qualified in their entirety by the descriptions thereof set forth in any such Current Report on Form 8-K. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

All descriptions of the Merger, its terms and consequences and related events and transactions set forth in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve substantial known and unknown risks as well as uncertainties and other factors which may cause the Merger not to be consummated or may cause the actual terms of the Merger and related events and transactions to be materially different from those in the descriptions in this Information Statement. The consummation of the Merger upon such terms may also be subject to our ability to perform our closing obligations, changes in market conditions, acts of terrorism or the outbreak or escalation of armed conflicts, and the Risk Factors set forth in our Form 10-SB filed with the Securities and Exchange Commission (“SEC”) on November 8, 2006, which are incorporated herein by reference, along with other similar matters.

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

Background

Carter intends to enter into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), the terms of which contemplate the replacement of the entire Board of Directors of Carter. There can be no assurances that the Merger Agreement will ever be entered into nor that such proposed transaction will be consummated. The following is a brief summary of this proposed transaction.

The Merger

Carter intends to enter into the Merger Agreement with Perio-Imaging Inc., a Delaware corporation (“Perio”) and Perio-Imaging Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Carter (“MergerSub”). The Merger Agreement will set forth the terms and conditions of the business combination (the “Merger”) of Perio and Carter and the exchange by the Perio securities holders (the “Perio Securities Holders”) of their interests in Perio for shares of Carter Common Stock, options to purchase shares of Carter Common Stock (“Carter Options”) and warrants to purchase shares of Carter Common Stock (“Carter Warrants”). It is anticipated that the execution of the Merger Agreement by the parties and the closing of the Merger will occur on or around October 19, 2007 (the “Merger Closing’), however, there can be no assurances that the Merger Closing will ever occur.

Pursuant to the terms of the Merger Agreement, MergerSub would merge with and into Perio with Perio continuing as the surviving corporation (the “Surviving Corporation”) in the Merger as a wholly-owned subsidiary of Carter. In connection with the proposed Merger, (i) holders of shares of common stock, par value $0.001 per share of Perio (the “Perio Common Stock”) would exchange an aggregate of 9,697,302 shares of Perio Common Stock for 9,697,302 shares of Carter Common Stock; (ii) holders of options to purchase an aggregate of 820,000 shares of Perio Common Stock would exchange such options for Carter Options to purchase 820,000 shares of Carter Common Stock; and (iii) holders of warrants to purchase an aggregate of 350,650 shares of Perio Common Stock would exchange such warrants for Carter Warrants to purchase 350,650 shares of Carter Common Stock. In addition, $826,666 in aggregate principal amount of Carter Notes would be received in exchange for $620,000 in aggregate principal amount of the 2006 and 2007 Bridge Notes (which term refers collectively to the Secured Promissory Note in the principal amount of $250,000 between the Company and Alpha Capital Anstalt, dated December 7, 2006 (the “2006 Bridge Note”) and the Short-Term Loan Agreements between the Company and various individuals in the aggregate principal amount of $370,000 dated between April and June 2007 (the “2007 Bridge Notes” and with the 2006 Bridge Note sometimes collectively referred to hereafter as the “Bridge Notes”), reflecting a 25% purchase discount to the purchase price otherwise payable by new investors in the Offering (as defined in the section entitled “The Financing Transaction” below), assuming all 2007 Bridge Note holders elect to exchange their 2007 Bridge Notes (the “Bridge Notes Exchange”). The 2006 Bridge Note, by its terms, is required to be exchanged in the Bridge Notes Exchange. Upon the Bridge Notes Exchange, such holders shall receive the same securities issuable to investors in the Offering.

In addition, a portion of the 4,000,000 shares of Carter Common Stock currently issued and outstanding and owned by John C. Lipman, the founder of Carter (the “Founder”), would be redeemed by Carter upon the Merger Closing so that immediately thereafter, the Founder will own 759,000 shares of Carter Common Stock, resulting in his ownership of approximately 4.99% of the issued and outstanding shares of Carter Common Stock, on a partially-diluted basis, after giving effect to the conversion of Carter Notes for an aggregate of 4,551,111 shares of Carter Common Stock (including the exchange of all of the Bridge Notes in the Bridge Notes Exchange). In the event that Carter does not close on the Maximum Offering Amount (defined hereafter) at the initial closing of the Offering and/or all of the holders of the 2007 Bridge Notes do not elect to exchange their 2007 Bridge Notes in the Bridge Notes Exchange, a portion of such 759,000 shares would be held in escrow until the completion of the Offering whereupon such shares would be released to the Founder and/or Carter, as necessary to maintain the Founder’s 4.99% ownership, on such partially-diluted basis, based on any additional Carter Notes issued after the initial closing of the Offering.

Concurrent with the closing of the Merger, the Company shall grant options to purchase an aggregate of 650,000 shares of Carter Common Stock, at an exercise price of $1.50 per share, which options shall include cashless exercise provisions, and shall be distributed equally to Barry J. Berman and Frederick C. Lane, M.D., consisting of 450,000 shares as compensation for $450,000 in combined accrued and unpaid salaries (excluding expenses and advances) as of December 31, 2006 and 200,000 shares as consideration for their agreement to the redemption of 50,000 shares of Carter Common Stock from each of them in connection with the Company’s distribution of the Incentive Shares (the “Management Options”). The Management Options shall be granted and vest immediately upon the closing of the Merger, for which there is no assurance will occur, and shall not be exercisable for a period of one (1) year from the grant date in accordance with the Lockup Agreement (as defined below).

The Financing Transaction

Concurrent with and as a condition to the Merger Closing, Carter intends to consummate the initial closing of a private placement offering of securities of Carter consisting of: (i) $6,000,000 in aggregate principal amount of 8% Senior Convertible Promissory Notes (the “Carter Notes”); (ii) 100,000 shares of Carter Common Stock issued pro-rata to Investors and persons participating in the Bridge Notes Exchange (the “Incentive Shares”); and (iii) Carter Warrants exercisable at $1.80 per share to purchase shares of Carter Common Stock equal to the number of shares of Common Stock issuable upon conversion of the Carter Notes (collectively, the “Securities”), to raise up to $6,000,000 (the “Maximum Offering Amount”), of which a minimum amount of $2,500,000 (the “Minimum Offering Amount”) must be closed concurrent with the Merger (the “Offering”). The Securities will not have been registered under the Securities Act when issued and holders will not be able to offer or sell the Securities in the United States absent registration or an applicable exemption from the registration requirements. This Schedule 14F-1 is not being used for the purpose of conditioning the market in the United States for any of the Securities offered in the Offering. Notwithstanding the fact that the holders of the Bridge Notes who exchange their Bridge Notes in the Bridge Notes Exchange will receive the same type of securities issued to investors in the Offering, the Bridge Notes Exchange will be separate and apart from the Offering and will not count towards the Minimum Offering Amount or the Maximum Offering Amount. In the event that the Minimum Offering Amount is raised in the Offering, Investors would be able to convert their Carter Notes into an aggregate of 1,666,666 shares of Carter Common Stock and would be issued Carter Warrants to purchase an aggregate of 1,666,666 shares of Carter Common Stock at an exercise price of $1.80 per share. If the Maximum Offering Amount is raised in the Offering, Investors would be able to convert their Carter Notes into an aggregate of 4,000,000 shares of Carter Common Stock and would be issued Carter Warrants to purchase an aggregate of 4,000,000 shares of Carter Common Stock at an exercise price of $1.80 per share.

In addition to normal anti-dilution adjustments, the number of shares of Carter Common Stock issuable upon conversion of the Carter Notes will be increased in the event that Carter does not achieve an aggregate of at least $10,000,000 in gross revenues during the first four (4) full calendar quarters after the final closing of the Offering. In such event, the number of shares of Carter Common Stock issuable for each dollar of principal amount converted would be increased from one share to 1.5 shares, with the aggregate number of shares of Carter Common Stock issuable upon conversion of the Carter Notes thereafter being 2,500,000 shares at the Minimum Offering Amount (3,326,666 shares assuming the conversion of all Carter Notes issued in connection with the Bridge Notes Exchange) and 6,000,000 shares at the Maximum Offering Amount (6,826,666 shares assuming the conversion of all Carter Notes issued in connection with the Bridge Notes Exchange) (the “Revenue Conversion Adjustment”).

Bridge Notes Exchange

Provided the Offering is consummated, the holder of the 2006 Bridge Note would be required to exchange the 2006 Bridge Note in the Bridge Notes Exchange and the holders of the 2007 Bridge Notes would have the right to exchange their 2007 Bridge Notes in the Bridge Notes Exchange. If all of the Bridge Notes are exchanged in the Bridge Notes Exchange, the Company would be required to issue to the holders of the Bridge Notes (i) Carter Notes which could be converted into an aggregate of 551,111 shares of Carter Common Stock; (ii) Carter Warrants to purchase an aggregate of 551,111 shares of Carter Common Stock at an exercise price of $1.80 per share; and (iii) a pro rata portion of the Incentive Shares along with the Investors in the Offering. Additionally, under the terms of the 2006 Bridge Note, such holder shall also receive an additional Carter Warrant to purchase an aggregate of 111,111 shares of Carter Common Stock, at an exercise price of $1.50 per share. The conversion rate applicable to the Carter Notes issued in the Bridge Notes Exchange also shall be subject to the Revenue Conversion Adjustment.

In the event that any of the holders of 2007 Bridge Notes do not elect to exchange their 2007 Bridge Notes in the Bridge Notes Exchange, such holders, assuming they have agreed to be issued Carter Warrants in lieu of warrants of Perio, would be issued Carter Warrants to purchase one share of Carter Common Stock for each $4.00 of principal amount outstanding under the 2007 Bridge Notes. If all such holders do not participate in the Bridge Notes Exchange, the Company would be required to issue to such holders Carter Warrants to purchase an aggregate of 92,500 shares of Carter Common Stock, at an exercise price of $1.50 per share. The 2007 Bridge Notes held by such persons would continue to represent an aggregate outstanding principal amount of $370,000 payable by Perio to the holders, along with accrued and unpaid interest, which at September 30, 2007 was approximately $29,928. All extensions to the maturity dates of the 2007 Bridge Notes provided by Perio to the holders thereof have expired on or before September 30, 2007. As a result, Perio is currently in default under the terms of the 2007 Bridge Notes and the holders currently have the right to request payment of the entire outstanding principal amount of $370,000 and all accrued and unpaid interest. Perio is in the process of obtaining additional extensions through November 15, 2007, from holders of the 2007 Bridge Notes who do not elect to exchange their 2007 Bridge Notes in the Bridge Notes Exchange; provided, however, that there is no assurance these extensions will be obtained.

Securities Issued and Outstanding after the Merger and the Offering

Assuming the sale of the Maximum Offering Amount at the initial closing of the Offering and the election of the holders of all of the 2007 Bridge Notes to exchange their 2007 Bridge Notes in the Bridge Notes Exchange, immediately after the Merger Closing and the initial closing of the Offering there would be outstanding (i) 10,656,302 shares of Carter Common Stock (including 200,000 shares issued to Mahony Associates, Inc. for consulting services following the Merger); (ii) Carter Notes in a principal amount of $6,826,666 which could be converted into 4,551,111 shares of Carter Common Stock (including the Carter Notes issued in the Bridge Notes Exchange, (iii) Carter Options to purchase up to 1,470,000 shares of Carter Common Stock (including Management Options to purchase 650,000 shares of Carter Common Stock); and (iv) Carter Warrants to purchase up to 5,412,872 shares of Carter Common Stock (including (A) Carter Warrants to purchase 350,650 Shares of Common Stock exchanged in the Merger; (B) Carter Warrants issued to the Investors in the Offering to purchase an aggregate of up to 4,000,000 shares of Carter Common Stock at an exercise price of $1.80 per share; (C) Carter Warrants issued to holders of Bridge Notes, pursuant to the Bridge Notes Exchange to purchase up to 662,222 shares of Carter Common Stock (which includes: (i) Warrants to purchase 111,111 shares at an exercise price of $1.50 per share; and (ii) Warrants to purchase 551,111 shares at an exercise price of $1.80 per share); and (D) Carter Warrants issued to the placement agent in the Offering to purchase up to 400,000 shares of Carter Common Stock at an exercise price of $1.80 per share (the “Placement Agent Warrants”).

Change of Control

Pursuant to the terms of the Merger, and provided such Merger is consummated, of which there can be no assurance, a change of control of Carter will occur as a result of Carter’s redemption of shares of Carter Common Stock from the Founder so that his interest in Carter will be reduced from 100% of the issued and outstanding shares of Carter Common Stock to less than five (5%) percent of the issued and outstanding shares of Carter Common Stock following the Merger Closing and after giving effect to the conversion of all Carter Notes issued in the Offering and the exchange of all of the Bridge Notes in the Bridge Notes Exchange.

Also pursuant to the terms of the Merger, and provided such Merger is consummated, of which there can be no assurance, the sole director of Carter, John C. Lipman, will resign, effective upon the Merger Closing, which would not occur until at least ten (10) days have passed after this Information Statement has been filed with the Securities and Exchange Commission and delivered to all of Carter’s stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Barry J. Berman and Frederick C. Lane, M.D., who are currently board members of Perio would thereafter comprise the entire Board of Directors of Carter.

Following the consummation of the Merger, of which there can be no assurance, and the initial closing of the Offering, Carter’s only business operations shall be those conducted by Perio. Carter will cease being a shell company and Perio will become our wholly-owned subsidiary.

Registration of Shares of Carter Common Stock

Following the Offering, Carter would be required to register for resale (i) the 100,000 Incentive Shares of Carter Common Stock to be distributed to Investors in the Offering and the holders of Bridge Notes who exchange their Bridge Notes in the Bridge Notes Exchange; (ii) all of the shares of Carter Common Stock underlying the Carter Notes and Carter Warrants issued to Investors in the Offering and the holders of Bridge Notes who exchange their Bridge Notes in the Bridge Notes Exchange; (iii) all of the shares of Carter Common Stock underlying the Placement Agent Warrants; (iv) all of the Founder’s shares of Carter Common Stock (the “Post-Merger Founder’s Shares”); (v) all of the shares of Carter Common Stock issued in the Merger; and (vi) all of the shares of Carter Common Stock underlying Carter Options and Carter Warrants issued in connection with the Merger (collectively, “Registrable Securities”). Under the terms of certain registration rights agreements which would be entered into by Carter with the Investors, the Founder and the Perio Securities Holders, a registration statement would be required to be filed within 45 days after the initial closing of the Offering and declared effective by 180 days after such initial closing (the “Initial Registration Statement”). All of the Registrable Securities shall be permitted to be included in the Initial Registration Statement, subject to certain reductions in the priorities agreed to between the holders of the Registrable Securities, in the event that the SEC notifies the Company that all of the Registrable Securities may not be included due to restrictions imposed by Rule 415 of the Securities Act.

In addition to being included the Initial Registration Statement, all of the Registrable Securities will be entitled to “piggyback” registration rights in the event that the Company files additional registration statements in the future. Further, the Investors and the Founder each shall have a one time demand registration right, within two years after the closing of the Offering.

If Carter fails to cause the Initial Registration Statement to be filed within 45 days after the initial closing of the Offering or fails to have the Initial Registration Statement declared effective on or before 180 days after the initial closing of the Offering, Carter would be required to pay the Investors liquidated damages equal to 2% of the sum of (i) aggregate principal amount of the Notes and (ii) the attributed value of $1.50 per Incentive Share for each Incentive Share, per month until such failure is cured, subject to a cap of 18% (Carter would be required to pay the aforementioned liquidated damages to the Founder solely where Carter fails to cause such registration statement to be filed on or before the time period specified above). In addition, if Carter (i) does not respond to all SEC comment letters in connection with any applicable registration statement within 15 days after the date of the SEC comment letter or (ii) does not cause all of the Founder’s shares of Carter Common Stock to be registered for resale no later than 60 days after the date that the Investors shares of Carter Common Stock are registered for resale (an additional 125 days in the event of a Rule 415 registration limitation), Carter would also be required to issue to the Founder additional shares of Carter Common Stock in an amount equal to 1.5% per month of the value of the Founder’s shares of Carter Common Stock on the date of the Merger Closing, subject to a cap of 15% of the value of the Founder’s shares.

Restrictions on Sales of Shares of Carter Common Stock

In accordance with the Offering, Barry J. Berman and Frederick C. Lane would enter into Lock-up Agreements, pursuant to which they would agree not to sell any Carter Common Stock until 270 days after the effective date of the applicable registration statement, as well as agree not to exercise the Management Options for a period of one (1) year from the grant date. The Founder also would agree only to sell: (1) up to 25% of his shares of Carter Common Stock immediately after they have been registered for resale pursuant to an effective registration statement; (2) an additional 25% after the sale of the first 25%; and (3) the remainder of such shares would become transferable on a date that is one year after the date of the Merger Closing.

Change of Corporate Name

Subject to compliance with applicable federal securities laws, as soon as practicable following the Merger, if consummated, Carter will change its name to “Perio-Imaging Inc.” or a similar name and procure a trading symbol which bears a close resemblance to its new name.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Information Prior to the Merger

The following tables set forth certain information known to us with respect to the beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of Carter Common Stock by (i) each person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our directors and executive officers, and (iii) all of our executive officers and directors as a group. The following information is presented as of October 1, 2007.

Name and Address of Beneficial Owner	Title of Class	Number of Shares Beneficially Owned (1)	Percent of Class (2)

John C. Lipman (3) c/o Carter Securities, LLC 767 Third Avenue, 27th Floor, New York, NY 10017.	Common Stock	4,000,000	100%

All anticipated directors and executive officers as a group (1 person):	Common Stock	4,000,000	100%
____________________________

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options and warrants anticipated to be exercisable or convertible at or within 60 days of October 1, 2007 are deemed outstanding for computing the percentage of the person holding such option but are not deemed outstanding for computing the percentage of any other person.

(2) Based upon 4,000,000 shares of Common Stock issued and outstanding as of October 1, 2007.

(3) John C. Lipman is the President, Secretary and sole director of Carter.

Anticipated Beneficial Ownership Information

The following table sets forth certain information known to us with respect to the beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Exchange Act) of Carter Common Stock by (i) each person who is expected to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our anticipated directors and named executive officers, and (iii) all of our executive officers and directors as a group.

The following information is presented on a forward-looking basis assuming the consummation of the Merger on the terms set forth in the Merger Agreement, the consummation of the Maximum Offering Amount in the Offering and the exchange of all of the Bridge Notes in the Bridge Notes Exchange. Solely for purposes of calculating the number of shares exercisable within 60 days of consummation of the Merger, we have assumed that the Merger will become effective on or around October 19, 2007.

Name and Address of Anticipated Beneficial Owner	Title of Class	Anticipated Number of Shares Beneficially Owned(1)		Anticipated Percent of Class (2)

Anticipated 5% or Greater Stockholders:

John C. Lipman c/o Carter Securities, LLC 767 Third Avenue, 27th Floor, New York, NY 10017	Common Stock	759,000	(3)	7.12%

Anticipated Directors and Named Executive Officers:

Barry J. Berman c/o Perio-Imaging Inc. 46 Deepdale Drive Great Neck, NY 11021	Common Stock	4,575,000	(4)	41.7%

Frederick C. Lane c/o Perio-Imaging Inc. 46 Deepdale Drive Great Neck, NY 11021	Common Stock	4,575,000	(4)	41.7%

All anticipated directors and executive officers as a group (2 persons):	Common Stock	9,150,000	(4)	80.9%
______________________________

(1) Anticipated beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants anticipated to be exercisable or convertible at or within 60 days of the consummation, if any, of the Merger are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. The indication herein that shares are anticipated to be beneficially owned is not an admission on the part of the listed stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares.

(2) Based upon 10,656,302 shares of Common Stock anticipated to be issued and outstanding as of the consummation of the Merger, including (i) all 100,000 Incentive Shares and (ii) 200,000 shares issued to Mahony Associates, Inc. for consulting services following the Merger.

(3) The number of shares of Carter Common Stock owned by Mr. Lipman is subject to reduction in the event that the Maximum Offering Amount is not sold in the Offering and/or all of the 2007 Bridge Notes are not exchanged in the Bridge Notes Exchange so that after the final closing of the Offering Mr. Lipman will own approximately 4.99% of the issued and outstanding shares of Carter Common Stock, on a partially diluted basis, giving effect to the conversion of the Carter Notes issued and outstanding.

(4) For each of Messrs. Berman and Lane, this amount includes: (i) the 4,250,000 shares of Carter Common Stock that are issuable to upon consummation of the Merger; and (ii) 325,000 shares underlying the Management Options which are comprised of: (1) options to purchase 100,000 shares in exchange for the redemption by Carter of 50,000 shares of Carter Common Stock from each of Messrs. Berman and Lane in order that 100,000 Incentive Shares of Carter Common Stock being redeemed from them, in the aggregate, will be available to Carter to distribute; and (2) options to purchase 225,000 shares of Carter Common Stock as compensation owed to each of Messrs. Berman and Lane in repayment for their services as officers and directors of Perio-Imaging Inc. These Management Options shall vest immediately upon being granted, which shall occur concurrent with the consummation of the Merger, for which there are no assurances will occur, and shall feature a “cashless exercise” provision, provided however, such Management Options shall be subject to certain lockup provisions described in the Subscription Agreement whereby the holders shall not be able to exercise such options for a period of one (1) year from the grant date.

MANAGEMENT

Directors And Executive Officers Prior to the Closing

The following table sets forth the name, age and position of our current sole director and executive officer. This person, who is also our founder, will resign immediately after the consummation of the Merger and be replaced by the persons set forth in the Section entitled Executive Officers and Directors Following the Closing.

Name	Age	Position with Carter (1)
John C. Lipman	30	President, Secretary, and Director
_____________________________

(1) John C. Lipman was appointed to such positions in September 2006, at the inception of Carter.

John C. Lipman, Carter’s President, Secretary and director, currently serves as the Chairman of Carter Securities LLC, an NASD member firm he founded in 2005. From 2000 to 2005, Mr. Lipman was President and CEO of Lipman Capital Group Inc., a financial advisory and investor relations firm he founded in New York City. Lipman Capital Group Inc. represented public emerging growth companies in the high technology and healthcare industries. Mr. Lipman is President, Secretary and a Director of Carter Acquisition Corp. II and Carter Acquisition Corp. III, blank check companies similar to Carter. Mr. Lipman is also managing and sole member of Carter Management Group LLC, a private holding company. Mr. Lipman has assisted companies with formulating business and financial strategies, including investor and public relations, and capital formation. Mr. Lipman has a background in venture capital, mergers and acquisitions, investing and corporate finance. Mr. Lipman graduated and received his Bachelor of Arts from Rollins College in Winter Park, Florida in 1999.

Executive Officers and Directors Following the Closing

Following the Closing of the Merger, the following Perio executive officer and director nominees will be appointed the executive officers and directors as listed below. The election of Messrs. Berman and Lane as directors will become effective shortly after the Merger Closing, which there are no assurances will occur. The following are the anticipated executive officers and directors of Carter and their respective ages and positions as of the date hereof:

Names	Ages	Position
Barry J. Berman, Esq.	65	Chief Executive Officer, President, Secretary-Treasurer, and Chairman of the Board of Directors
Frederick C. Lane, M.D., F.A.C.S.	68	Senior Vice President, Director

Barry J. Berman, Esq., it is anticipated, will become Chairman of the Board and Chief Executive Officer of Carter shortly after the Closing of the Merger. Mr. Berman has served in these same positions with Perio since its inception in January 2004. He is an experienced executive and an attorney and has been involved in high-technology medical transactions since 1980 and the financial services industry since 1969. During his Wall Street career, Mr. Berman was employed by Merrill, Lynch; Oppenheimer & Co.; Wertheim & Co. (Vice President); Dean Witter Reynolds (Senior Vice President); and L.F. Rothschild (Vice President). He is a serial entrepreneur that guided Perio through its research and development stage, oversaw completion of the Perio-Imager, assembled the Dental Advisory Board and the Business Advisory Board, developed several potential joint venture and distribution transactions and identified and retained the incoming management and advisory teams that will enable it to commence operations. Mr. Berman has a Bachelor of Business Administration and a Juris Doctorate degree. Mr. Berman is currently devoting substantially all of his business time to the affairs of Perio.

Frederick C. Lane, M.D., F.A.C.S., it is anticipated, will become Senior Vice President, Medical Director and a Director of Carter shortly after the Closing of the Merger. Mr. Lane has served in these same positions with Perio since its inception in January 2004. He has 35 years of experience as a General Surgeon. Dr. Lane is a graduate of Davidson College, received his M.D. from Bowman Gray School of Medicine and did his Residency in surgery at the Peter Bent Brigham Hospital (Brigham and Women’s) in Boston Massachusetts. In addition to practicing General and Oncologic surgery, he served as Professor of Surgery, Director of Surgical Services and Director of Residency, Medical Student and continuing education programs for practicing surgeons. He has developed advanced healthcare information systems and was a co-founder and the CEO of Managed Health Systems Ltd., which developed and marketed a computer based Disease Management System throughout Europe, South America and the U.S. MHSL was purchased by a large U.S. healthcare insurer to serve their 5 million subscribers. Dr. Lane has five years of medical research experience in the field of cellular immunology at the Harvard Medical School, National Cancer Institute and the National Institute for Medical Research in London, UK. He has performed health services and surgical systems research for the National Academy of Sciences. Dr. Lane served as Dean of Students at the Harvard Medical School for three years. Dr. Lane is currently devoting substantially all of his business time to the affairs of Perio.

Board of Directors Committees and Meetings

Currently, our Board of Directors has no separate audit, nominating and corporate governance or compensation committees and acts as such as an entire board. Promptly following the Closing, for which there can be no assurances will occur, we intend to form an audit committee, a nominating and corporate governance committee and a compensation committee. It is anticipated that the entire Board of Directors will initially be the entire audit committee, nominating and corporate governance committees.

During our fiscal year ended September 30, 2007, we did not hold any formal meetings of the Board of Directors. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by our sole Director and filed with the minutes of the proceedings of the Directors. Such resolutions consented to in writing by our sole Director are, according to the Delaware General Corporation Law and our Bylaws, valid and effective as if they had been passed at a meeting of the Board of Directors duly called and held.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange. In determining whether our directors are independent, however, we intend to comply with the rules of either the OTCBB, AMEX, or NASDAQ.

Stockholder Communications with Directors

Shareholders who want to communicate with the board or with a particular director may send a letter to the Secretary of the Company. The mailing envelope should contain a clear notation indicating that the enclosed letter is a “Board Communication” or “Director Communication.” All such letters should state whether the intended recipients are all members of the board or just certain specified individual directors. The Secretary will circulate the communications (with the exception of commercial solicitations) to the appropriate director or directors. Communications marked “Confidential” will be forwarded unopened.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, officers and persons who beneficially own more than 10% of the shares of our common stock (each, a “Reporting Person”) to file reports of ownership and changes of ownership with the SEC. Copies of all filed reports are required to be furnished to Carter pursuant to the Exchange Act. During the year ended September 30, 2007, each Reporting Person complied with all applicable filing requirements during such fiscal year.

Certain Relationships and Related Transactions

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Perio engaged in related party transactions with F. Michael Lane, the son of Fredrick C. Lane, M.D., an officer and director of Perio and a prospective officer and director of Carter should the Merger be consummated, for consulting services provided between January 2004 and July 2005. Pursuant to an oral agreement, F. Michael Lane provided Perio with certain consulting services regarding research, business development, information technology, outside consulting groups, operations support, marketing, and general FDA and HIPPA research and compliance items. In return for the consulting services provided, Perio made payments totaling $57,725 in research and development charges and reimbursed F. Michael Lane for his out-of-pocket expenses in the amount of approximately $1,570 from January 2004 through July 2005. F. Michael Lane ceased providing consulting services for Perio on or about July 28, 2005, and such consulting agreement has not been in effect since the cessation of services, with no further amounts due by Perio (or Carter in the event the Merger is consummated) to F. Michael Lane. At this time, it is not contemplated that such consulting arrangement will be re-initiated between F. Michael Lane and Perio (or Carter in the event the Merger is consummated).

EXECUTIVE COMPENSATION

Compensation of Carter Executive Officers

Since our inception through the date of this Information Statement, John C. Lipman, Carter’s sole officer and director, has not been paid any compensation for his services to Carter. Mr. Lipman will receive $25,000 remuneration for his services as sole officer and director upon consummation of the initial closing of the Offering.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Carter, as it has no employees.

Compensation of Perio Executive Officers

Upon consummation of the Merger, Carter intends to enter into multi-year employment agreements with Barry J. Berman and Frederick C. Lane, M.D., who will be employed as officers and directors of Carter. The terms of employment are to be negotiated following completion of the Merger. Carter may obtain key person life insurance with respect to each of them.

Stock Options/Incentive Compensation Plans

Other than the 2007 Employee Incentive Plan, described below, Carter may adopt appropriate outside director, advisor, consultant, executive and key employee incentive compensation plans in formats customary in Perio’s field of activities in order to attract and retain the necessary personnel.

2007 Employee Incentive Plan

On October 1, 2007, Perio adopted its 2007 Employee Stock Incentive Plan (the “Plan”) which will be assumed by Carter upon the Merger and subject to shareholder approval within 12 months of the Plan’s adoption, enabling the Board to provide equity-based incentives through grants or awards of incentive awards to the Carter’s present and future employees, corporate officers, directors, advisors, consultants and other third party service providers. The Plan, which would be administered by our Board of Directors, assuming the Merger is consummated, will authorize the issuance of a maximum of 4,000,000 shares of our common stock, which may be authorized and unissued shares or treasury shares. Options will be deemed Incentive Stock Options (as defined in the Plan) to the maximum extent permitted by Section 422 of the Internal Revenue Code including a five-year limit on exercise for 10% or greater stockholders, with any excess grant to the above individuals over the limits set by Section 422 being Non-Qualified Stock Options as defined in the Plan. Both the Incentive Stock Options or any Non-Qualified Stock Options must be granted at an exercise price of not less than the fair market value of shares of Common Stock at the time the option is granted and Incentive Stock Options granted to 10% or greater stockholders must be granted at an exercise price of not less than 110% of the fair market value of the shares on the date of grant. If any award under the Plan terminates, expires unexercised, or is cancelled, the shares of Common Stock that would otherwise have been issuable pursuant thereto will be available for issuance pursuant to the grant of new awards. As of the date hereof, no options have been granted under the Plan.

Director Compensation

To date, no cash compensation has been paid to a director for the services of such individual on the Board. Following the Merger, for which there are no assurances it will be consummated, Directors are expected to receive reimbursement of their expenses incurred in traveling to and attending board meetings and options for Carter’s common stock for their services.

Limitation on Liability; Indemnification of Officers and Directors

The Certificate of Incorporation (the “Certificate of Incorporation”) includes certain provisions permitted pursuant to the Delaware General Corporation Law (“DGCL”) whereby officers and directors of Carter shall be indemnified on a current basis against certain liabilities to the Company or its stockholders. The Certificate of Incorporation also limits to the fullest extent permitted by the DGCL an officer’s or director’s liability to Carter or its stockholders for monetary damages for breach of fiduciary duty of care as an officer or director, except liability for: (i) breach of the officer’s or director’s duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law; (iii) under Section 174 of the DGCL (relating to unlawful payments of dividends or unlawful stock repurchases or redemptions); or (iv) any transaction from which the officer or director derives an improper personal benefit. This provision of the Certificate of Incorporation has no effect on the availability of equitable remedies, such as injunction or rescission. Carter believes that these provisions will facilitate Carter’s ability to continue to attract and retain qualified individuals to serve as officers and directors of Carter.

Legal Proceedings

No current officer, director, affiliate or person known to us to be the record or beneficial owners of in excess of 5% of our common stock, or any person known to be an associate of any of the foregoing, is a party adverse to us or has a material interest in any material pending legal proceeding.

No current officer, director, affiliate or person known to Perio to be the record beneficial owner of in excess of 5% beneficial ownership of Perio, or any person known to be an associate of any of the foregoing, is a party adverse to Perio or has a material interest in any material pending legal proceeding.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Carter is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

Signature Page Follows

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated this 4th day of October, 2007

CARTER ACQUISITION CORP. I

	By:	/s/ John C. Lipman
John C. Lipman, President and CEO